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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)




                            PROTOSOURCE CORPORATION.
                            ------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   743958-40-7
                                 (CUSIP Number)

                               Richard L. Schmidt
                                509 Center Street
                              Middleburg, PA 17842
                                 (717) 444-3395
                    -----------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 20, 1999

                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3)
                      or (4), check the following box [ ].



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                                                                     Page 2 of 5

                                                   SCHEDULE 13D

CUSIP No 151154309
------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard L. Schmidt, SS# ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                                               PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                                                 7)  SOLE VOTING POWER
                                                     100,000
                                                 -------------------------------
NUMBER                                           8)  SHARED VOTING POWER
OF SHARES
BENEFICIALLY                                     -------------------------------
OWNED BY                                         9)  SOLE DISPOSITIVE POWER
EACH                                                 100,000
REPORTING                                        -------------------------------
PERSON WITH                                      10)  SHARED DISPOSITIVE POWER

                                                 -------------------------------

--------------------------------------------------------------------------------
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       100,000
--------------------------------------------------------------------------------
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                        [ ]
--------------------------------------------------------------------------------
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.6%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON IN


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                                                                     Page 3 of 5

Item  1.   Security and Issuer.
           -------------------

         This Statement relates to shares of common stock, no par value (the "Common Stock"), of Protosource Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 23000 Tulare Street, Fresno, CA 93721

Item 2.   Identity and Background.
          -----------------------

         (a) This Statement is filed on behalf of Richard L. Schmidt (the "Reporting Person").

         (b) The residence address of the Reporting Person is 509 Center Street, Middleburg, PA 17842

         (c) The principal occupation of the Reporting Person is manufacturer of prefabricated houses.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         The Reporting Person disposed of 50,000 shares of Common Stock by sale for cash in an open market transaction. The transaction was consummated on January 20, 1999.

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Person Disposed of the shares of Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Reporting Person beneficially owns 100,000 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 100,000 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.



         (d) and (e) N/A.



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                                                                     Page 4 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

         N/A

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         N/A

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 24, 1999                                 /s/ Richard L. Schmidt
                                                     ---------------------------
                                                     Richard L. Schmidt